InterOil Corporation Level 3, Cairns Square 42 - 52 Abbott Street, P.O.Box 6567 Cairns, Qld 4870 Australia Phone: +61 7 4046 4605 Fax: +61 7 4031 4565 Email: collin.visaggio@interoil.com

June 8, 2011

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

Re:	InterOil Corporation Form 40-F for Fiscal Year Ended December 31, 2010 Filed March 22, 2011 File No. 1-32179

Dear Mr. Schwall,

We refer to your letter dated May 31, 2011 (the “Comment Letter.  InterOil Corporation submits the following in response to the Comment Letter.  In this letter, we have reproduced your comments in a bolded, italicised typeface, and have responded in normal typeface.

Engineering Comments

1.
In your April 7, 2010 response, you indicated that you would post on your website “a detailed technical presentation document describing all aspects of the Antelope 1 completion flow test” and the same information for Antelope 2. We are unable to find that information on your website. Please advise.

The Company issued a press release (filed on Form 6-K) on April 14, 2010 disclosing the release of full resources evaluation and well flow test information.  The flow test data was incorporated in pages 15 and 16 of our presentation to the IPAA 2010 Oil & Gas Symposium investor conference in New York on the same date.  The full presentation, which notes all material information in relation to the Antelope 1 and Antelope 2 flow tests, was published on our website on the same date as the Form 6-K filing  - http://www.interoil.com/presentation/2010-04-14_InterOil_IPAA_Presentation_final_.pdf

An audio recording of the Company’s presentation during the IPAA Conference, the press release setting forth the full resource evaluation and well flow test information, and the IPAA Conference presentation can also be found on the Company website – ‘http://www.interoil.com/conference/index20.htm’.

With these disclosures and press releases, the Company believes that we have reported the flow test information in relation to Antelope 1 and 2 wells accurately and in appropriate detail.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 40-F filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions or require clarification of any of the responses set out above.  I may be contacted on +61 7 4046 4605 but, in light of the time differences involved, it may be most convenient to contact me via email at collin.visaggio@interoil.com.

Yours sincerely,

/s/ Collin Visaggio
Collin Visaggio
Chief Financial Officer